Television Broadcasts Limited
電視廣播有限公司

28 May 2008

08003053

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

RECEIVED
2008 JUN -5 P [illegible]
[illegible]TICE OF INTERN[illegible]
CORPORATE FI[illegible]

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sir,

SUPPL

TELEVISION BROADCASTS LIMITED
(1) Clarification Announcement and
(2) Announcements on Poll Results of Annual General Meeting held on 28 May 2008

Enclosed please find a copy of each of the captioned announcements which have been published on the Stock Exchange of Hong Kong Limited and our corporate websites on 28 May 2008 for your records.

PROCESSED
JUN 1 0 2008 E
THOMSON REUTERS

Yours faithfully,

Adrian Mak
Company Secretary

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 00511

CLARIFICATION ANNOUNCEMENT

This announcement is made by Television Broadcasts Limited (the "Company") at the request of The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement issued by the Company dated 14 May 2008.

Other than the announcement issued by the Company on 14 May 2008, the Company has not authorised statements to be made to the Press on this matter and since the announcement of 14 May 2008, there has not been any substantial development.

As at the date of this announcement, Shaw Brothers (Hong Kong) Limited (a substantial shareholder of the Company) has confirmed to the Company that no expressions of interest in respect of a possible purchase of shares in the Company held by Shaw Brothers (Hong Kong) Limited has resulted in any agreement to date.

The Company refers to certain Articles appearing in the press today regarding the disposal of 26% interest in the Company and the Articles to this effect is incorrect and speculative in nature.

Save for the matters referred to in the 14 May 2008 announcement, the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules that is or may be of a price-sensitive nature, other than as disclosed above. **Accordingly, investors are advised to exercise caution when trading in shares of the Company.**

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of the information contained in this announcement.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 28 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M. (Executive Chairman)*
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE Look Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

ANNUAL GENERAL MEETING HELD ON 28 MAY 2008
POLL RESULTS

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 28 May 2008 as follows :

	Resolutions	Number of Votes (%) For	Number of Votes (%) Against
1	To adopt the Audited Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2007	212,865,138 99.85%	318,000 0.15%
2	To declare a final dividend for the year ended 31 December 2007	217,907,800 100.00%	- 0.00%
3	To elect Director - Mr. Gordon Siu Kwing Chue	213,407,800 100.00%	- 0.00%
4	To re-elect retiring Directors:		
	(i) Dr. Chow Yei Ching	166,981,114 78.25%	46,426,686 21.75%
	(ii) Mr. Chien Lee	213,089,800 99.85%	318,000 0.15%
	(iii) Mr. Kevin Lo Chung Ping	210,317,206 98.55%	3,090,594 1.45%
5	To approve an increase in Director's fee	213,089,800 99.85%	318,000 0.15%
6	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise Directors to fix their remuneration	217,907,800 100.00%	- 0.00%
7	To approve the amendments to the Articles of Association of the Company (Special Resolution)	212,924,483 99.77%	483,317 0.23%
8	To give a general mandate to Directors to issue additional shares	158,615,159 72.79%	59,292,641 27.21%
9	To give a general mandate to Directors to repurchase issued shares	217,536,800 99.83%	371,000 0.17%
10	To extend the authority given to the Directors under Resolution 8 to shares repurchased pursuant to the authority given under Resolution 9	170,237,329 78.12%	47,670,471 21.88%
11	To extend the book close period from 30 days to 60 days	211,530,021 99.12%	1,877,779 0.88%

As more than 50% of the votes were cast in favour of each of the Resolutions 1, 2, 3, 4(i), 4(ii), 4(iii), 5, 6, 8, 9, 10 and 11, the Resolutions were duly passed as ordinary resolutions.

As more than 75% of the votes were cast in favour of the Resolution 7, the Resolution was duly passed as a special resolution.

Pursuant to Section 19(1) of Schedule 1 of the Broadcasting Ordinance (Cap. 562), only the shares to which the Declarations of Voting Control of shares issued by the Company have been duly completed and received by the Company by the Specified Date may cast votes at the AGM.

The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 219,588,288 shares.

The total number of shares entitling the holders to attend and vote only against any of the resolutions at the AGM: Nil

Computershare Hong Kong Investor Services Limited was appointed as scrutineer for the vote-taking at the AGM.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 28 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M.* (Executive Chairman)
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin (Alternate Director to Christina LEE LOOK Ngan Kwan)

END